SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 5)

                            99 Cents Only Stores, Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   65440K106
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                                 (CUSIP Number)

                          Akre Capital Management, LLC
                             2 West Marshall Street
                                  P.O. Box 998
                           Middleburg, Virginia 20118
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 23, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Akre Capital Management, LLC (54-1968332)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     930,344

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     930,344

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     930,344

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   	 1.4%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 65440K106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles T. Akre, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     930,344

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     930,344

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     930,344

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   	 1.4%

14.  TYPE OF REPORTING PERSON

     IN

 CUSIP No. 65440K106
           ---------

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Item 1.  Security and Issuer.

     The name of the issuer is 99 Cents Only Stores, Inc. (the "Issuer"), and this schedule relates to the Issuer's Common Stock, No Par Value (the "Shares").

     The address of the Issuer is 4000 Union Pacific Avenue, City of Commerce, California 90023.

Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Akre Capital Management, LLC and Charles T. Akre, Jr. (each of which may be referred to herein as a "Reporting Person" and, collectively, as "Reporting Persons"). The principal business address for Akre Capital Management, LLC and Mr. Akre is 2 West
Marshall Street, P.O. Box 998, Middleburg, Virginia 20118. Mr. Akre is a managing member of Akre Capital Management, LLC. Akre Capital Management, LLC is a Delaware limited liability company. Mr. Akre is a United States citizen.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding of any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Akre Capital Management, LLC may be deemed to beneficially own 930,344 Shares.

     As of the date hereof, Charles T. Akre, Jr. may be deemed to beneficially own 930,344 Shares.

     The source of funds used to purchase the 930,344 Shares reported by Akre Capital Management, LLC and Charles T. Akre, Jr. was investment advisory client funds managed by Akre Capital Management, LLC.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

     The Reporting Persons acquired their Shares of the Issuer for investment purposes.

     The Reporting Persons have no plans or proposals, other than as expressly set forth below, that would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present  Board of Directors or  management  of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in any securities market; or
(i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of securities they may be deemed to beneficially own.

     The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to: (a) discontinuing certain business operations that the Reporting Persons believe have not demonstrated adequate profitability; (b) repurchasing a portion of the Issuer's securities with excess cash; and (c) refocusing the Issuer's business strategy on maximizing profitability rather than expanding operations.

     There has been no change to the information provided in response to this item as set forth in the Reporting Person's Schedule 13D/A filed on January 2, 2009.

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Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Akre Capital Management, LLC may be deemed to be the beneficial owner of 930,344 Shares, constituting 1.4% of the Shares of the Issuer, based upon 68,478,315 Shares outstanding as of the date of this filing.

     Akre Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 930,344 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 930,344 Shares.

     Akre Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein.

     (a, b) As of the date hereof, Charles T. Akre, Jr. may be deemed to be the beneficial owner of 930,344 Shares, constituting 1.4% of the Shares of the Issuer, based upon 68,478,315 Shares outstanding as of the date of this filing.

     Mr. Akre has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 930,344 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 930,344 Shares.

     Mr. Akre specifically disclaims beneficial ownership in the Shares reported herein.

     (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

     (e) Akre Capital Management, LLC and Mr. Akre ceased to be the beneficial owners of more than five percent of the Shares on August 23, 2009, as a result of the termination of the sub-advisory agreement between Akre Capital Management, LLC and FBR Focus Fund, a series of The FBR Funds (the "Fund"). The final Share transactions reported for the Fund by the Reporting Persons are included in Exhibit B.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer


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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


AKRE CAPITAL MANAGEMENT, LLC

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.,
    Managing Member
    Akre Capital Management, LLC


CHARLES T. AKRE, JR.

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.


August 26, 2009


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D/A dated August 26, 2009 relating to the Common Stock, No Par Value, of 99 Cents Only Stores, Inc. shall be filed on behalf of the undersigned.


AKRE CAPITAL MANAGEMENT, LLC

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.,
    Managing Member
    Akre Capital Management, LLC


CHARLES T. AKRE, JR.

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.

August 26, 2009

                                                                       Exhibit B

              SCHEDULE OF TRANSACTIONS IN THE SHARES OF THE ISSUER

                          AKRE CAPITAL MANAGEMENT, LLC

          Date of                Number of Shares
        Transaction             Purchased/(Sold)*           Price of Shares
        ------------            -----------------           ---------------

         07/14/2009		     (4,623)                  13.0104
         08/03/2009*		     (40,500)                 14.9007
         08/04/2009*		     (39,900)                 14.8075
         08/05/2009*		     (69,600)                 14.8367


* These transactions include shares owned by the Fund at the time of sale.